Exhibit 1

FREE TRANSLATION

Buenos Aires, July 7, 2017

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sir,

RE.: Note received form Fintech Telecom LLC, regarding information pursuant to Section 99, subsection h) of Law 26,831

I am writing you as Attorney-in-Fact of Telecom Argentina S.A. (‘Telecom Argentina’), with the purpose to attach hereto the note received today from Fintech Telecom LLC, indirect controlling shareholder of Telecom Argentina.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-Fact

Buenos Aires, July 7, 2017

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sir,

RE.: Information pursuant to Section 99, subsection h) of the Capital Markets Law 26,831

I am writing you as attorney in fact of Fintech Telecom LLC to inform you that today Fintech Telecom LLC, the controlling company of Telecom Argentina S.A. (‘Telecom’), and Cablevisión Holding S.A., the controlling company of Cablevisión S.A. (‘Cablevisión’), have entered into a shareholders agreement that will govern the exercise of the rights of the shareholders of Telecom Argentina S.A. once the merger process between Telecom and Cablevisión that was announced on June 30, 2017, and that is subject to prior authorization of their respective shareholders’ meetings and of the Ente Nacional de Comunicaciones (‘ENACOM’), is concluded and becomes effective.

The aforementioned shareholders agreement will become effective once the authorization from the ENACOM is obtained and Telecom effectively merges with Cablevisión, continuing with its operations as the merged company (the ‘Merged Company’).

Both Fintech Telecom and Cablevisión Holding have agreed to exercise their future rights of governance of the Merged Company, as shareholders of the Merged Company, in accordance to principles of Corporate Independence, Functional Independence, Separation of Corporate Bodies, Separation of Personnel and Incentives to the Human Resources Policy, which are reflected on the aforementioned agreement.

On the general scheme of joint governance of the Merged Company establishes basically:

i.                  a proportional representation in the corporate bodies, plus the right of Cablevisión Holding to appoint a majority of the nominees to be designated as members of the Board of Directors, Executive Committee, Audit Committee and Supervisory Committee; as long as it satisfies certain minimum ownership requirements in the Merged Company; and

ii.               a scheme of supermajorities and required approvals to agree upon certain decisions in the governance and in the corporate bodies of the Merged Company, such as: i) the approval of the Business Plan and the Annual Budget of the Merged Company, ii) amendments of the bylaws, iii) changes in Independent Auditors, iv) the creation of committees of the Board of Directors, v) hiring of Key Employees, such as the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Technical Officer, the Internal Auditor, Director of Supply, Legal Director, Human Resources Director, Regulatory Affairs Director, Institutional Relationship Director and Chief of Compliance, vi) mergers, vii) acquisitions, viii) sale of assets, ix) capital increases, x) incurrence of indebtedness, xi) capital investments in infrastructure, plant and equipment above certain amounts, xii) related party transactions, xiii) contracts that may impose restrictions to the distribution of dividends, xiv) new lines of business or discontinuing existing lines of business, xv) contracting for significant amounts, among others.

The parties of the shareholders agreement are subject as of the date of the agreement to restrictions on the transfer of their holdings of Cablevisión and Telecom shares, and of shares of the Merged Company upon effectiveness of the merger. These restrictions include (i) the right of first refusal to purchase such shares, (ii) certain tag-along rights of each other party and (iii) so long as a party holds at least a certain minimum amount of the Merged Company’s shares, such party will be entitled to certain ‘Drag-Along’ rights pursuant to which it will be able to require the other parties to sell, together with the dragging party, a number of shares that represents in the aggregate at least fifty-one percent (51%) of the Merged Company’s shares.

In addition, Cablevisión Holding has accepted a call option offer granted by Fintech Advisory Inc. for the acquisition of a participation equal to 13.51% of Telecom Argentina at an exercise price of US$ 634,275,282, which if exercised, would represent a participation of approximately 6% of the Merged Company, and which would be added to the 33% participation that Cablevisión Holding would have directly and indirectly on the Merged Company.

Sincerely,

Fintech Telecom LLC

/s/ Carolina Curzi
Attorney in fact
Section 123 General Corporate Law